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                             October 19, 2023

       Kong Xiao Jun
       Chief Executive Officer
       China Foods Holdings Ltd.
       2301A, 26 Harbour Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-32522

       Dear Kong Xiao Jun:

              We have reviewed your September 1, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note your response to prior comment 1 and the proposed language to be included in your submission. Please
provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission
form    SPDSCL-HFCAA-GOV.
   2. We note that you have reviewed certain public filings as well as your statement regarding the absence of foreign
government representation on your board of directors in connection with your required
submission under paragraph (a). Please supplementally describe any additional materials
that were reviewed and explain the basis for your statement regarding your board of
directors. In addition, please tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission.
 Kong Xiao Jun
FirstName LastNameKong
China Foods  Holdings Ltd. Xiao Jun
Comapany
October 19,NameChina
            2023       Foods Holdings Ltd.
October
Page 2 19, 2023 Page 2
FirstName LastName
       Please contact Austin Pattan at 202-551-6756 or Jennifer Gowetski at 202-551-3401 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program
cc:      Conn Flanigan